Exhibit 4.1


                       THIRD AMENDMENT TO CREDIT AGREEMENT


     THIS THIRD AMENDMENT TO CREDIT AGREEMENT, dated as of April 28, 2000, amends and supplements that certain Credit Agreement dated as of April 30, 1998 (as amended to the date, the "Credit Agreement") among BANDO MCGLOCKLIN CAPITAL CORPORATION, a Wisconsin corporation (the "Company") and FIRSTAR BANK, N.A. (formerly known as Firstar Bank Milwaukee, N.A.) (the "Bank").

                                     RECITAL

     The Company and the Bank desire to amend the Credit Agreement as provided below.

                                   AGREEMENTS

     In consideration of the promises and agreements set forth in the Credit Agreement, as amended hereby, the Bank and the Company agree as follows:

     1. Definitions and References. Capitalized terms not otherwise defined herein have the meanings assigned to them in the Credit Agreement. All references to the Credit Agreement contained in the Loan Documents shall, upon fulfillment of the conditions set forth in section 3 below, mean the Credit Agreement as amended by this Third Amendment.

     2. Amendments to Credit Agreement. The Credit Agreement is amended as follows:

         (a) The following definition of "Revolving Loan Commitmnent" is added to section 1 of the Credit Agreement to appear in the appropriate alphabetical sequence:

              "Revolving Loan Commitment" means $7,500,000; provided, however, that such amount shall be reduced to $7,000,000 as of January 31, 2001.

         (b) The definition of "BMIC" contained in section 1 of the Credit Agreement is amended to read as follows:



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              "BMIC" means Lee Middleton Original Dolls, Inc., formerly known as
     Bando McGlocklin Investment Corporation, a Wisconsin corporation and successor by merger with Lee Middleton Original Dolls, Inc., an Ohio corporation.

         (c) The definition of "Maturity Date" contained in section 1 of the Credit Agreement is amended by deleting "April 30, 2000" contained therein and substituting "June 30, 2000" in its place.

         (d)  Section 2.1 is amended to read as follows:

              2.1  Revolving Loans; Borrowing Procedures.

                   (a) Revolving Loans. On or about April 30, 1998 the Bank made a term loan to the Company, the current outstanding principal balance of which is $5,000,000. The Bank and the Company have agreed to convert the outstanding term loan to a revolving loan and the Bank is willing, subject to the terms hereof, to advance additional sums to the Company. The Bank will lend to the Company, subject to the terms and conditions hereof, up to the maximum applicable Revolving Loan Commitment at any time outstanding during the period from the date hereof to the Maturity Date. Within such maximum amount, loans may be made, repaid and made again. All advances and loans to the Company shall be evidenced by the Note from the Company and shall, except as otherwise provided herein, be payable on the Maturity Date. Although the Note shall be expressed to be payable in the maximum amount available to the Company, the Company shall be obligated to pay only the amount actually disbursed to or for the account of the Company, together with interest on the unpaid balance of the sums so disbursed, which remains outstanding from time to time as shown on the records of the Bank.

                   (b) Borrowing Procedures. The Company shall request advances by written notice, or by telephonic notice, confirmed in writing if requested by the Bank, to the Bank, not later than 2 p.m., Milwaukee time, on the requested borrowing date



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

         (which must be a business day). Each such request by the Company must specify the amount of the requested advance and the requested borrowing date therefor. In the event of any inconsistency between the telephonic notice and the written confirmation thereof, the telephonic notice shall control. Each such request for an advance shall be irrevocable and shall constitute a certification by the Company that the borrowing conditions specified in sections 4.2(a) and 4.2(b) will be satisfied on the specified Borrowing Date. Upon fulfillment of the applicable borrowing conditions set forth in section 4, the Bank shall deposit the requested advance in the Company's account maintained with the Bank or as the Company may otherwise direct in writing.

         (e)  Section 2.2 is amended to read as follows:

              2.2  Interest Rates.

                   (a) The unpaid principal balance of the Note outstanding from time to time shall bear interest prior to the Maturity Date at an annual rate equal to the Prime Rate and such rate shall change on each day on which the Prime Rate changes. Accrued interest shall be due on the last business day of each calendar quarter, commencing June 30, 2000, and on the Maturity Date.

                   (b) Notwithstanding the provisions of section 2.2(a) above, the Company shall may elect to fix the variable rate of interest otherwise payable on the Note at a fixed rate quoted by the Bank (the "Fixed Rate"), provided that (i) no Default or Event of Default then exists, (ii) the portion of principal outstanding under the Note subject to the Fixed Rate must be at least $1,000,000 and (iii) the portion of the Note the Company elects to subject to the Fixed Rate must be fixed during the entire period from the date of the Company's election through the Maturity Date of the Note.

                   (c) Notwithstanding the provisions of section 2.2(a) above, upon the occurrence and during the



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


         continuance of an Event of Default, the unpaid principal balance of the Note shall, upon notice from the Bank to the Company, bear interest at the rate otherwise in effect plus two (2.00%) percentage points (the "Default Rate"), payable upon demand, and on and after the Maturity Date, the unpaid principal balance of the Note and all accrued interest thereon shall bear interest at the Default Rate and shall be payable upon demand.

                   (d) Interest shall be calculated for the actual number of days elapsed on the basis of a 360-day year.

         (f)  Section 2.4 is amended to read as follows:

              2.4 Prepayments. The Company will give the Bank notice of any optional prepayment of the Note not later than the day prior to the prepayment date, specifying the prepayment date and the amount to be prepaid. Each prepayment of the Note shall be in a minimum amount of $100,000. The amount of such prepayment shall become due and payable by 2:00 p.m., Milwaukee time, on the specified prepayment date. If any portion of the Note bearing interest at the Fixed Rate is prepaid, whether by the Company, as a result of acceleration upon default or otherwise, the Company agrees to pay all of the Bank's costs, expenses and Interest Differential (as defined herein) (as determined by the Bank) incurred as a result of such prepayment. The term "Interest Differential" shall mean that sum equal to the greater of 0 or the financial loss incurred by the Bank resulting from prepayment, calculated as the difference between the amount of interest the Bank would have earned (from like investments in the Money Markets (as defined herein) as of the first day of the loan) had prepayment not occurred and the interest the Bank will actually earn (from like investments in the Money Markets as of the date of prepayment) as a result of the redeployment of funds from the prepayment. The term "Money Markets" refers to one or more wholesale funding markets available to the Bank, including negotiable certificates of deposit, commercial paper, eurodollar deposits, bank notes, federal funds and others. Because of the short-term nature of this facility, the Company agrees that the Interest Differential shall not be discounted to its present value.



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


     The Bank's internal records of applicable interest rates shall be determinative in the absence of manifest error. Any partial prepayment of the Note shall be applied first to any fees and expenses then owing to the Bank hereunder, then to accrued interest on the Note, then to the portion of principal outstanding under the Note bearing interest by reference to the Prime Rate (if any), then to any prepayment fee required pursuant to the terms hereof, and finally to the portion of principal outstanding under the Note bearing interest by reference to the Fixed Rate.

         (g)  Section 4.2 is created to read as follows:

              4.2  On or Before Each Subsequent Borrowing Date:

                   (a) Borrowing Procedure. The Company shall have complied with the borrowing procedure specified in section 2.1(b).

                   (b) Representations and Warranties True and Correct. The representations and warranties contained in section 3 hereof and in the other Loan Documents shall be true and correct on and as of the relevant borrowing date except (i) that the representations and warranties contained in section 3.3 shall apply to the most recent financial statements delivered pursuant to sections 5.1 and 5.2 and
         (ii) for changes contemplated or permitted by this Agreement.

                   (c) No Default. There shall exist on that borrowing date no Default or Event of Default.

                   (d) Proceedings and Documentation. The Bank shall have received such instruments and other documents as it may reasonably request in connection with the making of such loan, and all such instruments and documents shall be in form and content satisfactory to the Bank.

         (h) Exhibit A attached hereto shall be deemed to be a exhibit to the Credit Agreement and shall replace its predecessor attached thereto.



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


     3. Effectiveness of Third Amendment. This Third Amendment shall become effective upon its execution and delivery by the Company and the Bank, and the satisfaction of the following conditions:

         (a) Replacement Note. The Bank shall have received the promissory note of the Company in the form of Exhibit A, duly executed by the Company (the "Replacement Note).

         (b) Pledge Agreement. The Bank shall have received a pledge agreement, duly executed by the Company, pledging to, and granting a security interest in favor of, the Bank in all of the Company's right, title and interest in and to
(i) all outstanding shares of the capital stock of the Company's subsidiaries, Bando McGlocklin Small Business Lending Corporation ("BMSBLC") and Lee Middleton Original Dolls, Inc. ("Lee Middleton") and (ii) that certain Promissory Note in the stated principal amount of $2,500,000 from InvestorsBancorp, Inc. ("IBI") payable to the Company, together with any all original stock certificates and instruments evidencing the foregoing, and all necessary endorsements, assignments or stock powers, in blank.

         (c) Guaranty Reaffirmations. The Bank shall have received a guaranty reaffirmation duly executed by BMSBLC and Lee Middleton, respectively, whereby each entity reaffirms its obligations under its previously executed guaranty in favor of the Bank with respect to the obligations of the Company.

         (d) Opinions of Counsel. The Bank shall have received the following opinions of counsel:

              (i) An opinion from counsel to the Company covering the transactions between the Company and the Bank; and

              (ii) An opinion of counsel to IBI covering the transaction involving the issuance of the Promissory Note referred to above.

         (e) Closing Certificate. The Bank shall have received copies, certified by the Secretary of the Company to be true and correct and in full force and effect as of the date of this Third Amendment, of (i) the Articles of Incorporation and By-Laws of the Company; (ii) resolutions of the Board of Directors of the Company authorizing the issuance, execution and delivery of this



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Third Amendment; and (iii) a statement containing the names and titles of the officer or officers of the Company authorized to sign such documents, together with true signatures of such officers.

         (f) Proceedings Satisfactory. All other proceedings contemplated by this Third Amendment shall be satisfactory to the Bank, and the Bank shall have received such other information relating hereto as the Bank may reasonably request.

     4.  Waiver. The Bank hereby waives the Company's compliance with section
6.11 of the Credit Agreement to permit the Company to amend that certain Business Note dated April 30, 1998 in the amount of $5,000,000 from Lee Middleton to the Company to reduce the interest payable thereunder from 20% to 12%; provided that the original of such amended Business Note is delivered to the Bank pursuant to the terms of the Pledge Agreement dated as of April 30, 1998 from the Company to the Bank. Nothing contained herein shall be deemed to be a waiver of any other provision of the Credit Agreement or of any Default or Event of Default now existing or hereafter arising, whether known or unknown, under the Credit Agreement.

     5. Acknowledgment Regarding Future Issuance of Shares. The Company acknowledges that as outlined in (a) that certain letter dated November 18, 1999 from InvestorsBank to the Federal Reserve Bank of Chicago and (b) that certain letter dated December 27, 1999 from the Federal Reserve Bank of Chicago to InvestorsBank should the earnings of IBI prove insufficient to allow IBI to service its debt obligation owing to the Company, IBI shall additional shares of its capital stock in a minimum amount of $500,000 to George Schonath, President of the Company and IBI.

     6. Representations and Warranties. The Company represents and warrants to the Bank that:

         (a) The execution, delivery and issuance of this Third Amendment and the Replacement Note, and the performance by the Company of its obligations hereunder, are within its corporate power, have been duly authorized by proper corporate action on the part of the Company, are not in violation of any existing law, rule or regulation of any governmental agency or authority, any order or decision of any court, the Articles of Incorporation or By-Laws of the Company or the terms of any agreement, restriction or undertaking to



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which the Company is a party or by which it is bound, and do not require the approval or consent of the shareholders of the Company, any governmental body, agency or authority or any other person or entity; and

         (b) The representations and warranties contained in the Loan Documents are true and correct in all material respects as of the date of this Third Amendment except (i) the representations and warranties contained in section 3.3 of the Credit Agreement shall apply to the most recent financial statements delivered by the Company to the Bank pursuant to sections 5.1 and 5.2 of the Credit Agreement and (ii) for changes contemplated or permitted by the Loan Documents and, to the Company's knowledge, no condition exists or event or act has occurred that, with or without the giving of notice or the passage of time, would constitute an Event of Default under the Credit Agreement.

     7. Costs and Expenses. The Company agrees to pay to the Bank, on demand, all costs and expenses (including reasonable attorneys' fees) paid or incurred by the Bank in connection with the negotiation, execution and delivery of this Third Amendment.

     8. Full Force and Effect. The Credit Agreement, as amended hereby, remains in full force and effect.

     9. Counterparts. This Third Amendment may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of parties hereto may execute this Third Amendment by signing any such counterpart.

                                       BANDO MCGLOCKLIN CAPITAL CORPORATION


                                       BY_____________________________
                                            Its___________________________


                                       FIRSTAR BANK, N.A. (formerly
                                       known as Firstar Bank Milwaukee, N.A.)


                                       BY_____________________________
                                            Its___________________________




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